UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

BTHC III, INC.
(Exact name of registrant as specified in its corporate charter)

0-51891
(Commission File No.)

Delaware (State of Incorporation)	20-4494098 (IRS Employer Identification No.)
12890 Hilltop Road, Argyle, Texas 76226
(Address of principal executive offices)
(972) 233-0300
(Registrant’s telephone number)

BTHC III, INC.
12890 Hilltop Road, Argyle, Texas 76226

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
This Information Statement is being furnished on or around December 29, 2006 to the stockholders of record as of the close of business on December 18, 2006 (the “Record Date”) of the common stock of BTHC III, Inc., a Delaware corporation (the “Company”). As of the Record Date, the Company had approximately 2,209,993 shares of Common Stock outstanding. This Information Statement is being provided in connection with the change of control and composition of the Company’s Board of Directors as the result of the appointment of new directors (the “New Directors”) Messers. Jeff Krstich, Jeffrey Janus and William Adams to the Board of Directors of the Company (the “Board”).
This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.
CHANGE OF CONTROL
The appointment of the New Directors is made pursuant to the terms of that certain Share Exchange Agreement dated December 28, 2006 (the “Exchange Agreement”) by and among the Company, Halter Financial Investments, L.P., a Texas limited partnership (“Halter”), International Stem Cell Corporation, a California corporation (“ISC”), and share holders of ISC (the “ISC Stockholders”) by and through the stockholder representative named therein.
Pursuant to the terms of the Exchange Agreement, the Company acquired all of the issued and outstanding shares of ISC in exchange (the “Exchange”) for the issuance of 33,111,502 shares of Common Stock of the Company to the ISC Stockholders, such shares representing, in the aggregate, approximately 97.4% of the issued and outstanding capital stock of the Company. The closing of the Exchange pursuant to the terms of the Exchange Agreement resulted in a change of control of the Company and ISC became the wholly-owned subsidiary of the Company.
A copy of the Exchange Agreement was filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K on or about December 28, 2006.
CHANGES TO THE BOARD OF DIRECTORS
Prior to the closing of the Exchange, the Board of Directors consisted of one sole director Timothy P. Halter who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of the Company’s stockholders. Timothy Halter has submitted a letter of resignation and appointed Mr. Kenneth Aldrich, as the chairman of the Board, such resignation will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”). Further, immediately after the closing of the Exchange, the Board appointed the directors listed below.

DIRECTORS AND EXECUTIVE OFFICERS
The information contained in this Information Statement concerning the New Directors has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principals of the Company assume the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to December 28, 2006.
To the best of the Company’s knowledge, none of the officers or New Directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.
All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board of directors.
Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of December 28, 2006.

Name	Age	Position
Kenneth C. Aldrich	68	Chairman of the Board
Jeff Krstich (1)	58	Chief Executive Officer, Director
Jeffrey Janus (2)	50	President and Chief Executive Officer of Lifeline Cell Technology, LLC, Director
William B. Adams (1)	62	Chief Financial Officer, Director
Timothy Halter (2)	40	Director

(1)	Incoming director, effective January 8, 2006.

(2)	Current director until the Effective Date.

Kenneth C. Aldrich, our Chairman of the board of directors, joined the Company as Chairman of the Board of Directors in December 2006. He is a co-founder of International Stem Cell and served as its Executive Vice President since inception He has been an independent investor in venture capital, real estate investing and private equity since 1975. He began his career as an attorney with the Los Angeles-based firm of O’Melveny & Myers in 1965, then worked in the investment banking and real estate businesses until 1975, in which he has been active since that time.
Mr. Aldrich is currently Managing Director of Convergent Ventures, an early-stage life sciences investment company. He is also serves as a director of WaveTec Vision Systems, an ophthalmic device company, Neurion Pharmaceuticals, Inc., a drug discovery and evaluation company Next Estate Communications, an issuer of prepaid debit cards. He is a co-founder and advisor to Orfid Corporation, a developer of organic transistors and Encode Bio, Inc., a manufacturer of drug discovery reagents. He is also an active member of Tech Coast Angels, an “Angel” investing organization based in Southern California. Mr. Aldrich holds degrees, with honors, from both Harvard University and Harvard Law School.
Jeff Krstich, our Chief Executive Officer, joined the company in early 2006. Previously he has been a senior executive in the healthcare industry for over 30 years with experience in Biotech, Diagnostics and Medical Device companies. From 2003 until to joining International Stem Cell 2006, he was Senior Vice President of Pathology Partners Inc., a medical products company, and was involved in the recapitalization and sale of that company to CARIS Ltd. From 2002 to 2003 he was President of MarketStar HealthCare, a subsidiary of Omnicom (NYSE: OMC). Prior to that he was Director of Sales at Biogen (Nasdaq: BIIB), a biotechnology company, where he served from 1996 to 2002. A former Navy Test Pilot and veteran of Vietnam and Gulf Storm, he has M.B.A. and a B.S. degree in engineering from the United States Naval Academy.
Jeffrey Janus, our President, and the Chief Executive Officer of Lifeline, our subsidiary, joined the company in 2003. He has over 16 years of experience commercializing human cell-based products for research use. Mr. Janus was one of the early founders of the Clonetics® brand of human cell systems, the world’s leading commercial line of human cell culture products, where he served from ___to 2995, when Clonetics was acquired by BioWhitaker, which was subsequently acquired by Cambrex Corporation (Rutherford, NJ). At Clonetics/Cambrex, Mr. Janus coordinated in-house teams of research scientists, product managers and outside collaborators to develop and launch over 40 human cell systems consisting of over 200 individual products. From 2002 to the present, Mr. Janus helped to found and build Lifeline Technology and International Stem Cell Corporation.
William B. Adams, our Chief Financial Officer, is a Certified Public Accountant who joined the company as a founder at its inception in 2001. He previously served in the accounting firm of Ernst & Ernst from 1966 to 1973. He co-founded Dimensional Planning Group, Inc., a management planning company in 1973 and was Vice President until 1976. From 1976 until present he formed and owns WB Adams Accountancy Corporation. Mr. Adams graduated with a BS from California State University Long Beach. He is on the Ernst & Young alumni board in Los Angeles and is also on the board of the Los Angeles Area Council of the Boy Scouts of America.
Timothy Halter, Since 1995, Mr. Halter has been the president and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. In September 2006, Mr. Halter and other minority partners formed HFI. HFI conducts no business operations. Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (Nasdaq: DXPE), and is an officer and director of Nevstar Corporation, a Nevada corporation, Robcor Properties, Inc., a Florida corporation, and Bronze Marketing, Inc., a Nevada corporation.
Family Relationships
There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Director Compensation
Directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company.
Employment Agreements
The Registrant will enter into employment agreements with each of the Company’s Messrs. Krstich, Williams and Aldrich. Under the terms of these employment agreements, it is expected that such persons have agreed to devote their full time and attention to the business of the Company. The employment agreements contain covenants (i) restricting the executive from engaging in any activities competitive with the business of the Company, (ii) prohibiting the executive from disclosing confidential information regarding the Company and (iii) requiring that all intellectual property developed by the executive and relating to the business of the Company constitutes the sole and exclusive property of the Company. Similar employment contracts will be entered into with other key, but non-executive personnel as determined by the Company’s board of directors.
MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS
The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.
The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.
During fiscal year 2005, the Board of Directors did not meet, but acted by consent on one occasion. The Company did not hold an annual meeting in 2005.
The Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for stockholder communications in the future.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.
Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.
EXECUTIVE COMPENSATION
As of the Record Date, no director or officer of the Company has received compensation. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the Record Date, the Company had 2,210,000 Voting Shares issued and outstanding, consisting entirely of common stock, which for voting purposes are entitled to one vote per share. The Consenting Stockholder is the record and beneficial owner of 1,547,000 shares of the Company’s common stock, which represents approximately 70% of the total number of Voting Shares.
The following table shows the number of shares of Common Stock beneficially owned as of the Record Date, by each person who we know beneficially owns more than 5% of the issued and outstanding shares of our Common Stock, each director and executive officer of the Company and the directors and executive officers as a group.

	Number of
	Shares
	Beneficially		Percent
Name	Owned		of Shares
Timothy P. Halter	1,547,000	(1)	70%
Halter Financial Investments, LP (3)	1,547,000	(2)	70%
Olga Guerra (4)	185,640		8.4
All Executive Officers and Directors as a group (1 person)			70%

(1)
Mr. Halter is a director and our former president. He also is a member of Halter Financial Investments, GP, LLC, the general partner of Halter Financial Investments L.P. Mr. Halter’s address is 12890 Hilltop Road, Argyle, TX 76226.

(2)	Mr. Halter is deemed to beneficially own the shares owned by Halter Financial Investments, L.P.

(3)	The address of Halter Financial Investments is 12890 Hilltop Road, Argyle, TX 76226.

(4)	Olga Guerra’s address is 800 W. Weatherford Street, Fort Worth, Texas 76102.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Except with respect to the Exchange Agreement and the transaction described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director are indebted to the Company.
In connection with the Exchange Agreement, ISC entered into a Financial Advisory Agreement, dated October 18, 2006 (the “FAA”) with Halter Financial Group, L.P. (“HFG”) pursuant to which ISC paid $450,000 to HFG. The FAA expires on October 18, 2007.